Exhibit 99(a)(19)

Press Release

Wavecom’s Board of Directors convenes a

General Shareholders Meeting for December 8th 2008

Issy-les-Moulineaux (France) – November 21, 2008 – Wavecom S.A. today officially called a combined ordinary and extraordinary general meeting of its shareholders for December 8, 2008, with the following essential objectives:

Reward current Wavecom shareholders for their continuing support

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In order to reward current shareholders who have supported the company despite the turbulent market conditions and economic situation, Wavecom’s Board will propose in the upcoming general meeting a special and immediate cash distribution of 1 euro per share.

•	This distribution would not be subject to any conditions.

•	If approved by the shareholders, the distribution would be declared on the date of this general shareholders meeting to holders of record on that date and would be paid immediately thereafter.

Enable Wavecom shareholders to determine their company’s future

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The Board considers it is necessary to ask for the Company’s shareholders’ opinion regarding the actions that may be implemented as a response to Gemalto’s unsolicited offer prior to its expected expiration date on December 15th.

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In recognition of the power of Wavecom’s shareholders to determine the future of their company, the Board is seeking the support of shareholders on various resolutions including the authorization given to the Board to pursue the share repurchase program and cancel treasury shares during the offer period, various delegations granted to the Board in order to issue free warrants and increase the share capital by incorporation of reserves, profits or additional paid-in capital and the granting of double voting rights to all shareholders who have held their shares for at least two years in registered form. These resolutions aim at providing the Board with enhanced flexibility to create greater value for Wavecom’s shareholders and employees than that proposed by Gemalto’s unsolicited offer.

•	The Board would like to reaffirm that it remains open to any offer superior to the current offer.

The Board reiterates that it has requested that the M&A sub-committee, presided over by Anthony Maher, independent director, and its Chief Executive Officer, Ronald Black, study different opportunities which represent a greater industrial and financial compatibility with the interests of the Company, its shareholders and employees and to undertake a review of all potential strategic alternatives, which they could present to the Board.

The avis de réunion (notice and proposed agenda) of the general shareholders’ meeting, including the detailed proposed resolutions, is available on the BALO’s website (www.journal-officiel.gouv.fr/balo/index.php)

as well as on Wavecom’s website (www.wavecom.com). Wavecom’s Board of Directors’ report on the resolutions to be submitted to the shareholders’ meeting will be made available on December 2, 2008, at the latest, in accordance with applicable laws and regulations.

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. We provide a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). We also offer a wide range of professional and operated services. Our solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

http://www.wavecom.com

Contact Wavecom Lisa Ann Sanders Director Communications and Investor Relations Tel: +33 (0)1 46 29 41 81 e-mail: lisaann.sanders@wavecom.com	Contact Brunswick Andrew Dewar Jérôme Biscay Tel: +33 (0) 153 96 83 83 e-mail: wavecom@brunswickgroup.com

Contact Lovallo IR PR: US Investor Relations John D. Lovallo, President Lovallo Communications Group, LLC Tel: +1 203 431 0587 e-mail: johnlovalloirpr@sbcglobal.net

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which are not historical facts. Such forward-looking statements are based on the beliefs of Wavecom’s management as well as assumptions made by and information currently available to them. Actual results may vary significantly from those contemplated by these forward-looking statements based on a variety of factors. Words such as “outlook,” “potential,” “emerging,” “growth”, “anticipates,” “expects,” “believes,” “intends,” “plans,” “continuing,” “seeks,” “forecasts,” “estimates,” “goal,” and similar expressions often identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the future of the M2M industry, the SIM card industry and other industries, future economic and market conditions, the future performance of Wavecom, the promise of Wavecom’s strategic initiatives, Wavecom’s business pipeline, projections and assumptions underlying Wavecom’s financial analysis of its value and the offer, and the future value of Wavecom’s tax assets. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Important factors that may cause such differences include, but are not limited to, those described in Wavecom’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, in the sections entitled “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”

Further risks and uncertainties associated with Gemalto’s unsolicited proposal to acquire Wavecom include: the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with Wavecom; the risk that the acquisition proposal will make it more difficult for Wavecom to execute its strategic plan and pursue other strategic opportunities; the risk that the future trading price of our common stock is likely to be volatile and could be subject to wide price fluctuations; the risk that Wavecom may be unable to secure superior value as a stand-alone company or by pursuing other strategic alternatives; and the risk that stockholder litigation in connection with the Gemalto’s unsolicited proposal, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made.

Wavecom shareholders are urged to read Wavecom’s “Note en réponse” and its Solicitation/Recommendation Statement on Schedule 14D-9, as amended, as they contain important information. The “Note en réponse” and the Solicitation/Recommendation Statement and other public filings made from time to time by the Company are available without charge from, respectively, the AMF’s website at www.amf-france.org or the SEC’s website at www.sec.gov, and at www.wavecom.com.

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